TOFUTTI BRANDS INC.

2006 ANNUAL REPORT

Description of Business

We are engaged in the development, production and marketing of TOFUTTI® brand nondairy frozen desserts and other food products. TOFUTTI products are nondairy, soy-based products which contain no butterfat, cholesterol or lactose. Our products are 100% milk free yet offer the same texture and full-bodied taste as their dairy counterparts. Our products are also free of cholesterol and derive their fat from soy and corn, both naturally lower in saturated fat than dairy products.

Our objective is to be a leading provider of nondairy, soy-based food products, primarily frozen desserts and soy-cheese products, to supermarkets and health food stores in the United States and abroad. We intend to continue to introduce new products that offer good taste while containing no butterfat, cholesterol or dairy to these markets. We focus our marketing efforts toward those consumers who find our products essential to their everyday diets because of health, lifestyle or religious reasons. As part of this strategy, we seek to achieve brand awareness through product innovation, eye-catching packaging, trade advertising and a strong word-of-mouth marketing program. We believe that our ability to offer a wide range of nondairy, soy-based parve kosher products will continue to provide us with a competitive advantage.

Table of Contents

Letter to Our Shareholders

Dear Shareholder: B"H

While we encountered another challenging year in 2006, we succeeded in overcoming a number of obstacles that arose during the year. Our ability to overcome these obstacles was based on our long standing commitment to develop new products and invest in our future. Net sales for fiscal 2006 were the highest ever yearly sales in the history of Tofutti, and net income increased over 42% from our results in 2005. Sales increased in all product categories and most customer categories.

Due to the closure of our main frozen dessert manufacturing facility by its owner in July 2005, we continued to focus our efforts during 2006 in securing new production facilities that offered us the same quality, cost and ability to manufacture the same variety of products that we had at our previous principal production facility. During the transition, we had to shift facilities more than once, but have now found satisfactory alternatives. As part of this process, we eliminated a number of frozen dessert products that did not fit into our long term plans, both in terms of market acceptance and profitability. We expect that the elimination of these products, which adversely affected our sales in 2006, when coupled with our new product introductions in 2007, will enhance the visibility of our remaining products and result in increased inventory turnover in 2007. At the very end of 2006, we introduced two new frozen dessert items, Key Lime Pie Cuties and the no sugar-added "Mint by Mintz" stick novelty.

We also had to deal with a change in distributors in two key geographical markets. In November 2006, our New York metropolitan region and Florida frozen dessert products distribution systems were sold to new distributors. In February 2007, our Florida distributors shut down their Florida facilities, and we transferred over the supermarket distribution of our products in Florida and in other mutually agreed to areas of the southeastern United States to Edy's Grand Ice Cream, a subsidiary of the Dreyers Ice Cream Company. The sudden changeover in our distributors in these two markets contributed to a sales decline in these two geographical regions in 2006. We expect things to return to normal during the remainder of 2007.

During 2006, several of our products continued to enjoy increased sales. In 2006, our number one product, TOFUTTI CUTIES, remained a best selling novelty frozen dessert nationally and our BETTER THAN CREAM CHEESE, SOUR SUPREME and TOFUTTI SOY-CHEESE SLICES were more popular than ever before.

Our gross profit percentage continued to be adversely affected by increasing freight expenses, start-up manufacturing costs associated with our new products and new manufacturing facilities and the increased cost of allowances associated with the introduction of new products. In 2006, the entire frozen dessert industry continued to be impacted by significant price increases to certain key ingredients and packaging as well as increased shipping costs. In order to improve our gross profit percentage, we initiated a new series of price increases that were completed at the end of 2006. Although we anticipate that our gross profit will increase due to increased unit sales and higher sales prices in 2007, our gross profit percentage will not improve materially due to manufacturing start-up costs at our new frozen dessert facility and promotional allowances associated with the planned introduction of new products. We also expect ingredient costs for certain key items and packaging costs will continue at their current high levels.

We thank our shareholders, customers and employees for your continued support and look forward to continued success in 2007.



David Mintz
Chairman of the Board
May 10, 2007

We offer a broad product line of nondairy soy-based products. Our products include frozen desserts, nondairy cheeses and spreads, other frozen food products and several dry grocery items.

Frozen Desserts

- Premium TOFUTTI® nondairy frozen dessert, available in prepacked pints, three-gallon cans, and soft serve mix, is sold nationally in supermarkets, health food stores, retail shops, and restaurants. Premium TOFUTTI was the first nondairy frozen dessert to be marketed to the general public through supermarkets. We currently offer seven flavors of premium, hard frozen TOFUTTI in pints: Vanilla, Chocolate Supreme, Wildberry Supreme, Vanilla Almond Bark®, Vanilla Fudge, Chocolate Cookie Crunch and Better Pecan®. Premium TOFUTTI soft serve mix is available in three flavors: Vanilla, Chocolate, and Peanut Butter. TOFUTTI in three gallon bulk cans is available in Vanilla, Chocolate Supreme and Vanilla Almond Bark.

- LOW FAT TOFUTTI offers the calorie-conscious consumer a creamy dessert that is 98% fat free and has less than 120 calories per serving. Sold nationally in pints, LOW FAT TOFUTTI is offered in a number of flavors including Chocolate Fudge, Coffee Marshmallow, and Vanilla Fudge.

- TOFUTTI CHEESECAKE SUPREME PINTS, available in three flavors, contain rich, creamy premium vanilla TOFUTTI with a taste of our dairy free BETTER THAN CREAM CHEESE® added to give it a cheesecake flavor, and are swirled with either a blueberry, strawberry, or chocolate sauce.

- TOFUTTI CUTIES®, our best selling product, are bite size frozen sandwiches combining a Vanilla, Cookies and Cream, Chocolate, Peanut Butter, Mint Chocolate Chip, Wild Berry, or Coffee filling between two chocolate wafers. Half the size of traditional ice cream sandwiches, TOFUTTI CUTIES offer consumers a portion controlled treat. Unlike ice cream sandwiches, CUTIES are totally dairy free, without butterfat or cholesterol, yet with the same great taste that makes ice cream sandwiches one of the best selling novelties in the freezer case. Like all our frozen dessert products, they are completely trans fat free, including the wafers. For those individuals who cannot have chocolate, our TOTALLY VANILLA TOFUTTI CUTIE is vanilla TOFUTTI between two vanilla wafers, while our KEY LIME CUTIE combines tangy lime-flavored TOFUTTI between two vanilla wafers. Using the same vanilla wafers, we have also introduced the WAVE CUTIE™ in three different flavors – blueberry, strawberry or chocolate sauce blended with creamy vanilla TOFUTTI.

- TOTALLY FUDGE POPS®, CHOCOLATE FUDGE TREATS, and COFFEE BREAK TREATS are stick novelties that offer the consumer the same taste as real fudge or coffee bars. The TOTALLY FUDGE POPS, made with organic sugar and with no gluten added, have 70 calories and 1 gram of fat per bar, while fat free, no sugar added CHOCOLATE FUDGE TREATS and COFFEE BREAK TREATS™ have only 30 calories per bar. Both TREATS are ideal for anyone on either a low fat or low carb diet.

- MINT BY MINTZ are no sugar added stick novelties shaped just like TREATS, with a mint-flavored TOFUTTI center, covered with a thick, dark chocolate coating.

- TOFUTTI KIDS™, a frozen dessert treat aimed at the children's market, are bullet-shaped stick novelties made with creamy premium vanilla TOFUTTI with a taste of our dairy free BETTER THAN CREAM CHEESE added to give them a cheesecake flavor, surrounded with real fruit ice. A multi-pack product, they come in strawberry, orange, and lime flavors in each package.

- TOFUTTI MONKEY BARS™ are stick novelties that feature a rich chocolate center surrounded by peanut butter flavored TOFUTTI, dipped in a rich chocolate coating.

- HOORAY HOORAY BARS™ are no sugar added stick novelties that combine creamy vanilla TOFUTTI with a chocolate center covered in a thick dark chocolate coating.

- MARRY ME BARS™ are stick novelties that feature creamy vanilla TOFUTTI surrounded with a dark chocolate coating. Made with organic sugar and with no gluten added, MARRY ME BARS satisfy important diet requirements of certain consumers with that great TOFUTTI taste.

Nondairy Cheese Products

- BETTER THAN CREAM CHEESE® is similar in taste and texture to traditional cream cheese, but is milk and butterfat free and contains no cholesterol. It is as versatile as real cream cheese, whether spread on a bagel, used as a dip for snack items, such as crackers or chips, or used in any favorite recipe. The 8 oz. retail packages are available in Plain, French Onion, Herbs & Chives, Smoked Salmon, Garlic & Herb, and Garden Veggie. The plain version is also available in 30 lb. bulk boxes.

- SOUR SUPREME® is similar in taste and texture to traditional sour cream, but is milk and butterfat free and contains no cholesterol. SOUR SUPREME has the versatility of sour cream with the benefit of being dairy free. The 12 oz. retail packages are available in Plain and Guacamole. The plain version is also available in 30 lb. bulk boxes. Like BETTER THAN CREAM CHEESE, SOUR SUPREME is sold nationally in most health food stores and select supermarkets.

- For consumers concerned with their fat and calorie intake, TOFUTTI also offers versions of BETTER THAN CREAM CHEESE AND SOUR SUPREME without partially hydrogenated fat and no trans fatty acids. They are also made with organic sugar and are available in most health food stores. The BETTER THAN CREAM CHEESE comes in plain and cheddar flavors, while the SOUR SUPREME comes in plain and salsa flavors.

- TOFUTTI SOY-CHEESE SLICES™ offer consumers a delicious nondairy, vegan alternative to regular cheese slices. Available as individually wrapped slices in 8 oz. packages, TOFUTTI SOY-CHEESE SLICES are sold in most health food stores and select supermarkets and come in two types: Mozzarella and American.

Other Food Products

- TOFUTTI PIZZA PIZZAZ combines a delicious pan crust, zesty sauce and TOFUTTI totally dairy free BETTER THAN MOZZARELLA CHEESE into a completely authentic, yet healthy pizza. TOFUTTI PIZZA PIZZAZ is sold three squared slices to a package and is available in freezer cases in select supermarkets and health food stores.

- TOFUTTI BLINTZES are frozen crepes filled with TOFUTTI BETTER THAN CREAM CHEESE that are dairy and cholesterol free, yet taste just like real cheese blintzes. We also sell BLUEBERRY BLINTZES, which have an added blueberry sauce in the cheese center. Our BLINTZES can be served hot, warm, or slightly chilled as a main meal or a snack.

- EGG WATCHERS® is a fat free replacement for whole eggs that has the taste, nutrition, and versatility of whole eggs without the fat and cholesterol and with 60% less calories. EGG WATCHERS can be used in virtually all recipes that require whole eggs. It appeals to those consumers who are concerned about lowering dietary cholesterol and fat levels, but do not want to give up the great taste and good nutritional values of whole eggs.

- TOFUTTI COOKIES are made with all natural ingredients and unbleached flour. The 16 oz. packages are available in Peanut Butter, Oatmeal Raisin, Chocolate Chip, and TOFIGGY® fig bars. Like all TOFUTTI products, they are completely dairy and cholesterol free and can be found in select supermarkets and health food stores.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has traded on the American Stock Exchange under the symbol TOF since October 29, 1985. The following table sets forth the high and low sales prices as reported on the American Stock Exchange for the two most recent fiscal years:

Quarter Ended	High	Low
April 2, 2005	$3.45	$3.05
July 2, 2005	3.33	3.10
October 1, 2005	3.35	3.00
December 31, 2005	3.16	2.90
April 1, 2006	3.10	2.75
July 1, 2006	3.20	2.75
September 30, 2006	2.97	2.70
December 30, 2006	3.45	2.80

As of March 23, 2007, there were approximately 618 direct holders of record of our common stock. Based upon the most recent census performed by our stock transfer agent, brokerage houses and other financial institutions hold our common stock for approximately an additional 1,547 shareholders. We have not paid and have no present intention of paying cash dividends on our common stock in the foreseeable future.

The following is management's discussion and analysis of certain significant factors which have affected our financial position and operating results during the periods included in the accompanying audited financial statements.

Fifty-Two Weeks Ended December 30, 2006 Compared with Fifty-Two Weeks Ended December 31, 2005

Net sales for the fifty-two weeks ended December 30, 2006 (fiscal 2006) were the highest ever in the history of Tofutti. For fiscal 2006, net sales were $19,465,000, an increase of $852,000, or 4%, from net sales for the fifty-two weeks ended December 31, 2005 (fiscal 2005), which were $18,613,000.

Sales increased in all product categories and most customer categories. Sales to several of our major customers were significantly higher than in the corresponding period in fiscal 2005. Sales to our major customers fluctuate widely from period to period and there is no way to accurately predict that their sales pattern from one year will be repeated in the corresponding period of the next fiscal year. These sales increases were due to higher volumes of products sold and modest price increases. The sales volume increase was driven by promotional specials and consumer advertising in certain key markets. This increase was partially offset by a loss of sales in a few instances when we were temporarily out of stock of certain items when transferring our frozen dessert production to new facilities and by the replacement of distributors in California and the Southwest.

Our gross profit in fiscal 2006 increased by $600,000, or 12%, due primarily to the increase in sales. Our gross profit percentage increased to 29% in 2006 from 27% in 2005. In order to improve our gross profit percentage, we initiated a series of price increases that were completed at the end of 2006, and we realized increased manufacturing efficiencies in our new co-packer facilities. Our gross profit percentage continues to be adversely affected by increasing freight expenses. During fiscal 2006, our freight out expense was $1,689,000 as compared to $1,263,000 in fiscal 2005, an increase of $426,000 or 34%. We do not anticipate a significant reduction in the cost of shipping expense as world oil prices show no signs of abating in the foreseeable future. Additionally, the entire frozen dessert industry was subject to significant price increases to certain key ingredients and packaging, due mainly to supply shortages as a result of political events in certain foreign countries, the general economic situation here in the United States and the cost of petroleum, from which a number of our packaging items are produced. Although we anticipate that our gross profit will increase due to increased unit sales and higher sales prices in 2007, our gross profit percentage will not improve materially due to promotional allowances associated with the planned introduction of new products and continued high freight expenses. We also expect ingredient costs for certain key items and packaging costs to continue at their current high levels.

Selling and warehousing expenses increased by $170,000 to $1,442,000 for fiscal 2006 from $1,273,000 in fiscal 2005. This increase was caused primarily by a $44,000 increase in commissions and a $258,000 increase in outside warehouse rental, which were partially offset by a decrease in travel and entertainment expenses of $53,000 and bad debt expense of $117,000. The increase in outside warehouse rental expense was a result of the build up of finished goods inventory during the transition to our new principal frozen dessert manufacturing facilities to ensure adequate supplies of products during the transition period. We anticipate that with the exception of commission expenses and outside warehouse rental expense, which are variable to sales, all other selling expenses in 2007 should remain relatively consistent with our expenses in 2006.

Marketing expenses decreased by $83,000 in fiscal 2006 to $544,000 as compared to $627,000 in fiscal 2005. This decrease is primarily attributable to a $82,000 decrease in expenses for artwork and plates, a $51,000 decrease in magazine and newspaper advertising expense and a $38,000 decrease in point of sale material expense, all of which were offset by an $85,000 increase in television and radio advertising. We expect marketing expenses to remain consistent with fiscal 2006 expenses or increase modestly in fiscal 2007.

Product development expenses increased to $477,000 in fiscal 2006 as compared to $416,000 in fiscal 2005. The increase was due mainly to an increase in payroll costs of approximately $54,000, due to the hiring of additional personnel. Our management expects that product development costs will remain consistent with fiscal 2006 cost in fiscal 2007.

General and administrative expenses were $1,988,000 for fiscal 2006 as compared with $2,057,000 for fiscal 2005, a decrease of $69,000 or 3%. The decrease was due primarily to a decrease of $88,000 in legal fees and travel and entertainment expense of $57,000, which were partially offset by an increase in payroll expense of $36,000. Included in our general and administrative expenses for 2006 was $19,000 in stock-based compensation expense as a result of our adoption of SFAS No. 123R. We anticipate that increases in professional fees and outside services, which include legal and accounting fees, will increase in fiscal 2007 primarily because they are associated with the costs required for us to become compliant with the internal controls provisions of The Sarbanes-Oxley Act.

Overall, total operating expenses in fiscal 2006 increased to $4,451,000, an increase of $78,000, or 2%, from total operating expenses in fiscal 2005.

Operating income increased by $522,000 to $1,129,000 in fiscal 2006 as compared with $607,000 in fiscal 2005 as a result of the increase in our sales, which resulted in a higher gross profit.

There was no interest income for the fifty-two week period ended December 30, 2006 as compared with interest income of $9,000 for the fifty-three week period ended December 31, 2005. This was primarily attributable to the lack of excess cash available for investment.

Income taxes for the current fiscal period were $512,000, or 45% of taxable income, compared to $264,000, or 43% of taxable income, in fiscal 2005. We believe that our effective tax rate will continue to approximate our historical tax rate of 40-43% during fiscal 2007.

Compliance with Section 404 of Sarbanes-Oxley Act

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the Act), beginning with our Annual Report on Form 10-KSB for our 2007 fiscal year, we will be required to furnish a report by our management on our internal control over financial reporting. This report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. If we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert our internal control over financial reporting is effective.

Management acknowledges its responsibility for internal controls over financial reporting and seeks to continually improve those controls. In order to achieve compliance with Section 404 of the Act within the prescribed period, we will proceed with our performance of system and process documentation and the evaluation needed to comply with Section 404, which is both costly and challenging.

Liquidity and Capital Resources

At December 30, 2006, our working capital was $3,965,000, an increase of $292,000 from December 31, 2005. Our current and quick acid test ratios, both measures of liquidity, were 3.0 and 1.4, respectively, at December 30, 2006 compared to 2.3 and 1.3 at December 31, 2005. At December 30, 2006, accounts receivable decreased by $559,000 to $2,084,000 from December 31, 2005, reflecting an increase in cash collection in December 2006. Accounts receivable in 2005 also included amounts billed to our co-packers (at cost) for raw material products purchase on their behalf of approximately $340,000. The average number of days needed to collect our receivables in fiscal 2006 was 44 days as compared to 42 days in fiscal 2005. At December 30, 2006, inventories increased to $2,992,000 compared to $2,045,000 at December 31, 2005. The increase in our inventory, reflects the build up of products to have available during the transition to our new production facilities, which was completed in February 2007. Accounts payable decreased by $731,000 to $711,000 at December 30, 2006 from $1,442,000 at December 31, 2005, reflecting a reduction in purchases of ingredients and packaging. Accrued expense decreased by $202,000 to $277,000 at December 30, 2006 from $479,000 at December 31, 2005, reflecting the payment of accrued professional fees associated with the litigation from 2004 in 2006.

Cash Flows	Years ended	
	December 30, 2006	December 31, 2005
	(Dollars in thousands)	
Net cash (used in) operating activities	$ (619)	$ (642)
Net cash (used in) financing activities	(348)	(301)
Net (decrease) in cash and cash equivalents	(967)	(943)
Cash and cash equivalents at beginning of period	1,256	2,199
Cash and cash equivalents at end of period	289	1,256

Our Board of Directors first instituted a share repurchase program in September 2000 which has to date authorized the repurchase of 1,500,000 shares of our common stock at prevailing market prices. From September 2000 through

January 1, 2005, we purchased a total of 1,118,700 shares at a total cost of $3,419,000 or $3.05 per share. From January 2, 2005 through December 31, 2005, we purchased an additional 94,600 shares at a cost of $301,000, bringing the cumulative total through December 31, 2005 to 1,213,300 shares for a total cost of $3,785,000 or an average of $3.12 per share. During the period January 1, 2006 through January 20, 2006, we purchased an additional 128,800 shares at a cost of $386,000 an average of $3.00 per share bringing cumulative totals to 1,342,100 shares for a total cost of $4,171,000 or an average of $3.11 per share. We have made no additional stock purchases from January 20, 2006 through the filing date of this report.

On February 26, 2007, our Board of Directors authorized us to enter into a transaction with Steven Kass, our Chief Financial Officer, whereby Mr. Kass surrendered 175,000 of his stock options that were expiring on February 27, 2007, in consideration for a purchase price of $2.3325 per share, reflecting a 25% discount from the $3.11 closing price of the Common Stock on February 26, 2007. After subtracting the underlying $.6875 per share exercise price of the options, this resulted in a net buyback price to our company of $1.645 per share, or $287,875. Concurrently, Mr. Kass exercised 150,000 options that were expiring on February 27, 2007 at an exercise price of $.6875 per share ($103,125) and 70,000 options that were expiring on July 30, 2007 at an exercise price of $.9375 per share ($65,625), for a combined total purchase cost of $168,750, resulting in a net payment to Mr. Kass of $119,125.

Because we are now purchasing more of the ingredients and packaging used in the production of our frozen dessert products and maintaining larger finished goods inventories to improve customer service, we have established a $1,000,000 line of credit with Wachovia Bank. Any money borrowed under the line of credit will be at the prime rate of borrowing and any such loans will be secured by the assets of our company. Although management believes that we will be able to fund our operations during 2007 from current resources, there is no guarantee that we will be able to do so, and therefore, we established this facility to support short-term cash flow constraints, if necessary. This agreement will expire on April 30, 2007, but can be renewed for an additional one-year term with the consent of both parties. There can be no assurances that this facility will be extended.

We have no contractual obligations at December 30, 2006.

Inflation and Seasonality

We do not believe that our operating results have been materially affected by inflation during the preceding two years. There can be no assurance, however, that our operating results will not be affected by inflation in the future. Our business is subject to minimal seasonal variations with slightly increased sales historically in the second and third quarters of the fiscal year. We expect to continue to experience slightly higher sales in the second and third quarters, and slightly lower sales in the fourth and first quarters, as a result of reduced sales of nondairy frozen desserts during those periods.

Market Risk

We will invest our excess cash, should there be any, in highly rated money market funds which are subject to changes in short-term interest rates.

Off-Balance Sheet Arrangements

None.

Balance Sheets

(In thousands, except for share and per share data)

	December 30, 2006	December 31, 2005
Assets		
Current assets:		
Cash and equivalents	**$ 289**	$1,256
Accounts receivable, net of allowance for doubtful accounts of $243 and $291, respectively	**2,084**	2,643
Inventories	**2,992**	2,045
Prepaid expenses	**2**	51
Deferred income taxes	**558**	577
Total current assets	**5,925**	6,572
Fixed assets (net of accumulated amortization of $19 and $14)	**29**	34
Other assets	**16**	16
	$5,970	$6,622
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 711**	$1,442
Accrued expenses	**277**	479
Accrued officers' compensation	**500**	500
Income taxes payable	**472**	478
Total current liabilities	**1,960**	2,899
Stockholders' equity:		
Preferred stock - par value $.01 per share; authorized 100,000 shares, none issued	**—**	—
Common stock - par value $.01 per share; authorized 15,000,000 shares, issued and outstanding 5,433,467 shares at December 30, 2006 and 5,542,267 shares at December 31, 2005	**54**	55
Additional paid-in capital	**56**	—
Retained earnings	**3,900**	3,668
Total stockholders' equity	**4,010**	3,723
Total liabilities and stockholders' equity	**$5,970**	$6,622

See accompanying notes to financial statements.

Statements of Income

(In thousands, except for per share data)

	Fifty-two weeks ended December 30, 2006	Fifty-two weeks ended December 31, 2005
Net sales	**$19,465**	$18,613
Cost of sales	**13,885**	13,633
Gross profit	**5,580**	4,980
Operating expenses:		
Selling and warehousing	**1,442**	1,273
Marketing	**544**	627
Product development costs	**477**	416
General and administrative	**1,988**	2,057
	4,451	4,373
Operating income	**1,129**	607
Interest income	**—**	9
Income before income taxes	**1,129**	616
Income taxes	**512**	264
Net income	**$ 617**	$ 352
Weighted average common shares outstanding:		
Basic	**5,432**	5,604
Diluted	**5,992**	6,185
Net income per share:		
Basic	**$ 0.11**	$ 0.06
Diluted	**$ 0.10**	$ 0.06

See accompanying notes to financial statements.

Statements of Changes in Stockholders' Equity

(In thousands, except for share data)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balances, January 1, 2005	5,636,867	$56	—	$ —	$ 162	$3,454	$3,672
Purchase of treasury stock	—	—	94,600	(301)	—	—	(301)
Retirement of treasury stock	(94,600)	(1)	(94,600)	301	(162)	(138)	—
Net income for period ended December 31, 2005	—	—	—	—	—	352	352
Balances, December 31, 2005	5,542,267	55	—	—	—	3,668	3,723
Purchase of treasury stock	—		128,800	(386)	—	—	(386)
Retirement of treasury stock	(128,800)	(1)	(128,800)	386	—	(385)	—
Stock options exercised	20,000	—	—	—	38	—	38
Stock compensation expense	—	—	—	—	18	—	18
Net income for period ended December 30, 2006	—	—	—	—	—	617	617
Balances, December 30, 2006	5,433,467	$54	—	$ —	$ 56	$3,900	$4,010

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

(In thousands)

	Fifty-two weeks ended December 30, 2006	Fifty-two weeks ended December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	**$ 617**	$ 352
Adjustments to reconcile net income to net cash flows (used in) operating activities:		
Amortization	**5**	4
(Recovery of) provision for bad debts	**(57)**	72
Stock compensation expense	**18**	—
Deferred taxes	**19**	16
Change in assets and liabilities:		
Accounts receivable	**616**	(1,101)
Inventories	**(947)**	(1,253)
Prepaid expenses and income taxes	**49**	(37)
Accounts payable and accrued expenses	**(933)**	1,230
Income taxes payable	**(6)**	75
Net cash flows (used in) operating activities	**(619)**	(642)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of stock options	**38**	—
Purchase of treasury stock	**(386)**	(301)
Net cash flows used in financing activities	**(348)**	(301)
NET CHANGE IN CASH AND EQUIVALENTS	**(967)**	(943)
CASH AND EQUIVALENTS, AT BEGINNING OF PERIOD	**1,256**	2,199
CASH AND EQUIVALENTS, AT END OF PERIOD	**$ 289**	$ 1,256
SUPPLEMENTAL CASH FLOW INFORMATION:		
Income taxes paid	**$ 413**	$ 150

See accompanying notes to financial statements.

(In thousands, except for share and per share data)

NOTE 1: DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Tofutti Brands Inc. ("Tofutti" or the "Company") is engaged in one business segment, the development, production and marketing of nondairy frozen desserts and other food products.

Fiscal Year - The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the financial statements included herein are the fifty-two week periods ended on December 30 2006 and December 31, 2005, respectively.

Estimates and Uncertainties - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for doubtful accounts, sales promotion accruals and inventory reserves. Actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized when goods are shipped from production facilities or outside warehouses to customers. Revenue is recognized when the following four criteria under Staff Accounting Bulletin No. 104 have been met: the product has been shipped and the Company has no significant remaining obligations; persuasive evidence of an arrangement exists; the price to the buyer is fixed or determinable; and collection is probable. Deductions from sales for promotional programs, manufacturers' charge-backs, co-operative advertising programs and other programs are recorded as reductions of revenues and are provided for at the time of initial sale of product. Freight charged to customers is included in revenues, and has generally been insignificant.

Concentration of Credit/Sales Risk - Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and unsecured trade receivables. During the year, the Company's cash balance at a financial institution exceeded the FDIC limit of $100,000. Management believes that the financial institution is financially sound and, accordingly, minimal credit risk exists.

The Company performs ongoing evaluations of its customers' financial condition and does not require collateral. Management feels that credit risk beyond the established allowances at December 31, 2006 is limited.

During each of the years ended December 30, 2006 and December 31, 2005, the Company derived approximately 91% of its net sales domestically. The remaining sales in both periods were exports to foreign countries. The Company had sales to one customer representing 23% of net sales during fiscal 2006 and 20% of net sales during fiscal 2005. In addition, a significant portion of the Company's sales are to several key distributors, which are large distribution companies with numerous divisions and subsidiaries who act independently. Such distributors as a group accounted for 58% and 38% of the Company's net sales for the years ended December 30, 2006 and December 31, 2005. The accounts receivable balance of one customer represented approximately 20% of total accounts receivable at December 30, 2006.

Accounts Receivable - The majority of the Company's accounts receivables are due from distributors (domestic and international) and retailers. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are most often due within 30 to 90 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The Company does not accrue interest on accounts receivable past due.

Cash and Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Reserves for slow moving and obsolete inventories are provided based on historical experience, shelf life and product demand. The Company periodically reviews inventories and establishes reserves for obsolescence based on forecasted sales and market trend. Management feels that risk beyond the established reserve is limited.

The Company purchased approximately 19% and 5% of its finished products from one supplier, 10% and 47% from a former supplier, and 15% and 14% of its finished goods from

(In thousands, except for share and per share data)

another supplier during the periods ended December 30, 2006 and December 31, 2005, respectively.

Fixed Assets - Fixed assets consist of leasehold improvements. Amortization is provided by charges to income using the straight-line method over the useful life of ten years.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded if there is uncertainty as to the realization of deferred tax assets.

Net Income Per Share and Stock Based Compensation - Basic earnings per common share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding, including the dilutive effects of stock options. For the periods ended December 30, 2006 and December 31, 2005, stock equivalents of 30,000 shares were excluded from the diluted earnings per share calculations since the effect was anti-dilutive.

	Fifty-two Weeks Ended December 30, 2006	Fifty-two Weeks Ended December 31, 2005
Net income, numerator, basic and diluted computation	**$ 617**	$ 352
Weighted average shares – denominator basic computation	**5,432**	5,604
Effect of dilutive stock options	**560**	581
Weighted average shares, as adjusted – denominator diluted computation	**5,992**	6,185
Net income per share:		
Basic	**$ 0.11**	$ 0.06
Diluted	**$ 0.10**	$ 0.06

Through January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price at the date of the grant over the amount an employee must pay to acquire the stock. Because the Company grants options at a price equal to the market price of the stock at the date of grant, no compensation expense was recorded. As required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company computed pro forma net income and earnings per share as if the fair value method had been applied. The pro forma net income and net income per share for the period December 31, 2005 was substantially the same as the reported net income for that period.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment," which is a revision of SFAS No. 123 and supersedes APB Opinion 25. The Company adopted SFAS No. 123(R) on January 1, 2006, which requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123.

Fair Value of Financial Instruments - SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Cash and equivalents, accounts receivable, and accounts payable payable as of December 30, 2006 and December 31,

(In thousands, except for share and per share data)

2005 are stated at their carrying values. The carrying amounts approximate fair value because of the short-term maturity of those instruments.

Freight Costs - Freight costs to ship inventory to customers and to outside warehouses amounted to $1,689 and $1,263 during the periods ended December 30, 2006 and December 31, 2005, respectively. Such costs are included in costs of goods sold.

Advertising Costs - The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $137 and $109 during the periods ended December 30, 2006 and December 31, 2005, respectively.

Product Development Costs - Costs of new product development and product redesign are charged to expense as incurred.

Recent Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 155, "Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140," or SFAS 155, to simplify and make more consistent the accounting for certain financial instruments. SFAS 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets," to allow for a qualifying special-purpose entity to hold a derivative financial instrument that relates to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application permitted. Accordingly, we will adopt SFAS 155 on January 1, 2007. The adoption of SFAS 155 is not expected to have any effect on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," or SFAS 157. Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2006. Accordingly, we will adopt SFAS 157 on January 1, 2007. The adoption of SFAS 157 is not expected to have any effect on our financial position and results of operations.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," or SAB 108, which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. SAB 108 does not change the Staff's previous guidance on evaluating the materiality of errors. It allows registrants to record the effects of adopting SAB 108 guidance as a cumulative-effect adjustment to retained earnings. This adjustment must be reported in the annual financial statements for the first fiscal year ending after November 15, 2006. The initial adoption of SAB 108 did not have a material impact on our financial condition and results of operation.

In July 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. FIN 48, effective for fiscal years beginning after December 15, 2006, seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. We are currently assessing the impact of FIN 48 on our financial position and results of operations and expect its impact to be less than $150.

In February 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" ("FAS 155"). FAS 155 amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." FAS 155 was issued to improve financial reporting by eliminating the exemption from applying Statement 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. Providing a fair value measurement election also results in more financial instruments being measured at what the FASB regards as the most relevant attribute for financial instruments, fair value. FAS 155 is

(In thousands, except for share and per share data)

effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative-effect adjustment to beginning retained earnings. We do not expect the adoption of FAS 155 to have a material impact on our financial condition or results of operations.

NOTE 2: INVENTORIES

Inventories consist of the following:

	December 30, 2006	December 31, 2005
Finished products	**$2,100**	$1,258
Raw materials and packaging	**892**	787
	$2,992	$2,045

NOTE 3: STOCK OPTIONS

The 1993 Stock Option Plan (the "1993 Plan") provides for the grant to key employees of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the grant of non-qualified stock options to key employees and consultants. No grants have been made under the 1993 Plan since 2003. A total of 2,900,000 shares were reserved for issuance under the 1993 Plan. At December 30, 2006, 851,000 shares were subject to outstanding options; and no additional grants may be made under the plan.

The Company's shareholders adopted the 2004 Non-Employee Directors' Stock Option Plan (the "2004 Directors' Plan") on June 3, 2004. The purpose and intent of the 2004 Directors' Plan is to attract and retain the best available individuals as non-employee directors of the Company, to provide additional incentive to non-employee directors to continue to serve as directors and to encourage their continued service on the Board. All options granted under 2004 Directors' Plan are "nonstatutory stock options." The maximum aggregate number of shares of common stock which may be issued under the 2004 Directors' Plan is 100,000 shares.

The following is a summary of stock option activity from January 1, 2005 to December 30, 2006:

	Incentive Options		Non-Qualified Options		
	Shares	Weighted Average Exercise Price ($)	Shares	Weighted Average Exercise Price ($)	Aggregate Intrinsic Value ($)
Outstanding at January 1, 2005	805,000	0.90	40,000	2.53	
Granted in 2005	—	—	10,000	3.14	
Outstanding at December 31, 2005	805,000	0.90	50,000	2.65	
Granted in 2006	—	—	16,000	2.90	
Exercised in 2006	—	—	(20,000)	1.90	
Outstanding at December 30, 2006	805,000	0.90	46,000	3.06	1,730
Exercisable at December 31, 2005	805,000	—	10,000	—	
Exercisable at December 30, 2006	805,000	—	10,000	—	1,729

In 2005, 10,000 non-qualified stock options were granted to a non-employee director with a fair value at grant date of $3.60, using the following assumptions: Dividend rate = 0%, expected life = 5, risk free interest = 3.89% and volatility = 28%. In 2006, 16,000 non-qualified stock options were granted to two non-employee directors with a fair value at grant date of $1.00, using the following assumptions: Dividend rate = 0%, expected life = 5, risk free interest = 3.89% and volatility = 63%. The intrinsic value of the 20,000 shares exercised during 2006 was approximately $22,000 at the date of the exercise.

(In thousands, except for share and per share data)

The following table summarizes information about stock options outstanding at December 30, 2006:

Range of Exercise Prices ($)	Number Outstanding	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price($)	Number Exercisable
0.6875	325,000	0.17	0.6875	325,000
0.9375	70,000	0.58	0.9375	70,000
1.0625	410,000	2.25	1.0625	410,000
3.14	10,000	3.08	3.14	10,000
3.15	20,000	2.42	3.15	13,333
2.90	16,000	4.42	2.90	5,333
.6875 – 3.15	851,000	1.37	0.98	833,666

The aggregate unrecognized stock-based compensation charge at December 30, 2006 is approximately $11,000 expected to be expensed over two years.

NOTE 4: LEASES

The Company's facilities are located in a modern one-story facility in Cranford, New Jersey. The 6,200 square foot facility houses its administrative offices, a warehouse, walk-in freezer and refrigerator, and a product development laboratory and test kitchen. The Company's lease agreement expired on July 1, 1999, but it continues to occupy the premises under the terms of that agreement, subject to a six month notification period for the landlord or for the Company with respect to any changes. The Company currently has no plans to enter into a long-term lease agreement for the facility. Rent expense was $76 in 2006 and $74 in 2005. The Company's management believes that the Cranford facility will continue to satisfy its space requirements for the foreseeable future and that if necessary, such space can be replaced without a significant impact to the business.

NOTE 5: INCOME TAXES

The components of income tax expense (benefit) for the years ended December 30, 2006 and December 31, 2005 are as follows:

	Dec. 30, 2006	Dec. 31, 2005
Current:		
Federal	**$401**	$193
State	**92**	55
	493	248
Deferred:		
Federal	**16**	14
State	**3**	2
	19	16
Total income tax expense	**$512**	$264

A reconciliation between the expected federal tax expense at the statutory tax rate of 34% and the Company's actual tax expense for the periods ended December 30, 2006 and December 31, 2005 follows:

	Dec. 30, 2006	Dec. 31, 2005
Income tax expense computed at federal statutory rate	**$384**	$209
Permanent and other items	**10**	19
Under-accrual of prior year	**57**	—
State income taxes, net of federal income tax benefit	**61**	36
	$512	$264

Deferred tax asset at December 30, 2006 and December 31, 2005 consist of the following components:

	Dec. 30, 2006	Dec. 31, 2005
Allowance for doubtful accounts	**$ 97**	$116
Inventory	**261**	261
Accruals and reserves	**200**	200
Deferred tax asset	**$558**	$577

NOTE 6: RELATED PARTY TRANSACTIONS

On February 26, 2007, the Board of Directors authorized the Company enter into a transaction with Steven Kass, our Chief Financial Officer, whereby Mr. Kass surrendered 175,000 of his stock options that were expiring on February 27, 2007, at a purchase price of a 25% discount from the $3.11 closing price of the Common Stock on February 26, 2007, or $2.3325 per share. After subtracting the underlying cost of the options, $.6875, this resulted in a net buyback price to the Company of $1.645 per share, or $287,875.

Concurrently, Mr. Kass exercised 150,000 options that were expiring on February 27, 2007 at an exercise price of $.6875 per share ($103,125) and 70,000 options that were expiring on July 30, 2007 at an exercise price of $.9375 per share ($65,625), for a combined total purchase cost of $168,750, resulting in a net payment to Mr. Kass of $119,125.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Tofutti Brands Inc.

We have audited the accompanying balance sheets of Tofutti Brands Inc. as of December 30, 2006 and December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the fifty-two weeks ended December 30, 2006 and December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tofutti Brands Inc. as of December 30, 2006 and December 31, 2005, and the results of its operations and its cash flows for the fifty-two weeks ended December 30, 2006 and December 31, 2005, in conformity with United States generally accepted accounting principles.

The Company adopted the provisions of Statement of Financial Accounting No. 123(R) "Stock Based Compensation" as of January 1, 2006.

Amper Politziner & Mattia, P.C.

Edison, New Jersey
March 29, 2007

Corporate Directory

Officers and Directors

David Mintz
President, Chief Executive Officer and
Chairman of the Board of Directors

Steven Kass
Chief Financial Officer,
Secretary and Treasurer

Joseph Fischer
FMM Investments
Director

Aron Forem, President
Wuhl Shafman Lieberman Co.
Director

Philip Gotthelf, President
EQUIDEX Incorporated and
EQUIDEX Brokerage Group
Director

Reuben Rapoport
Director

Franklyn Snitow, Esquire
Snitow Kanfer Holtzer & Millus, LLP
Director

Corporate Headquarters

TOFUTTI BRANDS INC.
50 Jackson Drive
Cranford, NJ 07016
908-272-2400 (telephone)
908-272-9492 (facsimile)
info@tofuttibrands.com (e-mail)
www.tofutti.com (website)

Independent Auditors

AMPER, POLITZINER & MATTIA, P.C.
2015 Lincoln Highway
P.O. Box 988
Edison, New Jersey 08818

General Counsel

Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005

Transfer Agent and Registrar

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038

Stock Information

American Stock Exchange Symbol: TOF

Form 10-KSB

Shareholders may obtain copies
of our 2006 Annual Report on Form 10-KSB
without charge by writing to:
Steven Kass, Secretary
Tofutti Brands Inc.
50 Jackson Drive
Cranford, NJ 07016

TOFUTTI BRANDS INC.
50 Jackson Drive
Cranford, NJ 07016
908-272-2400

END